UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                           Branson Jewelry (USA), Inc.
                           ---------------------------
                                (Name of Issuer)

                            ORDINARY (COMMON) SHARES
                            ------------------------
                         (Title of Class of Securities)

                                   105435 10 1
                                   -----------
                                 (CUSIP Number)

               Uplands Trading Corporation (a Nevis Corporation.)
             Suite 4, Temple Building, Main and Prince William Sts.
                              Charlestown, Nevis WI
                                  869-469-7040
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 20, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Uplands Trading Corporation (a Nevis Corporation) beneficially owned by Douglas Kevan Attwood Telephone: 869-469-7040

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  N/A

     (b)  N/A

3.   SEC Use Only
.................................................................................

4.   Source of Funds (See Instructions)

     PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     N/A

6.   Citizenship or Place of Organization

     Federation of Nevis and St. Kitts

Number of             7.     Sole Voting Power  YES
Shares
Beneficially          8.     Shared Voting Power NO
Owned by
Each                  9.     Sole Dispositive Power YES
Reporting
Person With           10.    Shared Dispositive Power NO

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,000,000 Common Shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

     N/A

13.  Percent of Class Represented by Amount in Row (11)

     46.77%

14.  Type of Reporting Person (See Instructions)

     HC and IN

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to the common stock, par value $0.0000001 per share (the "Common Stock") of Branson Jewelry (USA) Inc. (the "Issuer") whose principal executive offices are located at #203 - 1765 Leckie Road, Kelowna, British Columbia V1X 6X5 held by Uplands Trading Corporation, Inc. ("Uplands"), a Nevis corporation. On March 20, 2003, beneficial ownership of the 10,000,000 common stock was transferred within Uplands from Mr. R.J. Denman upon his resignation as Director and from the offices he held to Mr. D.K. Attwood.

Item 2.  Identity and Background.
---------------------------------

This statement is filed by Uplands Trading Corporation (Nevis Corporation) Suite 4, Temple Building, Main and Prince William Sts. Charlestown, Nevis WI, beneficially owned by Mr. Kevan Douglas Attwood, an individual person who is a citizen of Canada (the "Reporting Person") and whose address is 203 - 1765 Leckie Road, Kelowna, British Columbia V1X 6X5. Subsequent to this event, the Reporting Person became President, CEO, CFO, Secretary, Treasurer and Director of the Issuer on June 15, 2003.

Mr. Attwood has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.
------------------------------------------------------------

On March 20, 2003, Mr. Attwood was appointed Director, President, CEO, CFO, Secretary and Treasurer of Uplands Trading Corporation replacing Mr. R. Denman. Mr. Denman at this time transferred beneficial ownership of Uplands' shares of the issuer to Mr. Attwood. The 10,000,000 restricted shares Uplands Trading Corporation, Inc. holds were purchased for total consideration of $1.00.

Item 4.  Purpose of Transaction
-------------------------------

On March 20, 2003, Uplands purchased the securities of the issuer because he was appointed sole director and sole officer of the Issuer and is the controlling shareholder. Mr. Attwood is also sole director and sole officer of Uplands. He is the controlling shareholder. Upland's past beneficial owner Mr. Denman and Mr. Attwood entered into an agreements to purchase securities of the issuer for $0.0000001 per share for total consideration of $1.00. There is no intention at this time to transfer a material amount of assets of the Company and there is no intention to change the Board of Directors. Mr. Attwood is the sole director. In addition there is no material change in the present capitalization or dividend policy of the Company nor in the articles of incorporation of the Company and at present no shares of the Company are listed on an exchange or quotation service.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

As of the date of the Reporting Event, the Reporting Person beneficially owned 10,000,000 shares of the Issuer's stock, comprising approximately 46.77% of the shares common stock outstanding. The percentage used herein was calculated based upon the 21,387,500 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event.

The Reporting Person has sole voting and dispositive powers with respect to 10,000,000 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.

As of March 20, 2003 the registrant had 21,387,500 shares of common stock, $.001 par value, issued and outstanding. In June, 2003, 10,000,000 common shares were cancelled and returned to treasury by way of consent of those shareholders. As at February 25, 2004, 11,387,500 shares issued are issued and outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

N/A

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

N/A




SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2004


/s/ Douglas Kevan Attwood
-------------------------
Douglas Kevan Attwood